O  L  S  H  A  N

O L S H A N   G R U N D M A N   F R O M E   R O S E N Z W E I G   &   W O L O S K Y   L L P

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65 EAST 55TH STREET
NEW YORK, NEW YORK 10022
TELEPHONE: 212.451.2300
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WWW.OLSHANLAW.COM

DIRECT DIAL: 212.451.2259
EMAIL: HKESNER@OLSHANLAW.COM

August 14, 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Benson

Re:	Handheld Entertainment, Inc. Amendment No. 6 to Registration Statement on Form SB 2 Filed August 7, 2006 File No. 333-133550

Re:	Amendment No. 4 to Registration Statement on Form SB 2 Filed August 7, 2006 File No. 333-133215

Dear Mr. Benson:

We are securities counsel to Handheld Entertainment, Inc., a Delaware corporation (the ‘‘Company’’). We hereby submit, on behalf of the Company, responses to the comment letter from the Division of Corporation Finance dated August 11, 2006 relating to the following filings of the Company: (i) Amendment No. 6 to Form SB-2 (File No. 333-133550) filed on August 7, 2006 (‘‘Amendment No. 6’’) and (ii) Amendment No. 4 to Form SB-2 (File No. 333-133215) also filed on August 7, 2006 (the ‘‘Resale SB-2’’). Our responses are numbered to correspond to the comments of the staff of the Division of Corporation Finance (the ‘‘Staff’’) and are filed in conjunction with Amendment No. 8 to the Registration Statement on Form SB-2 (‘‘Amendment No. 8’’), which amends Amendment No. 6. The Company will make conforming changes to the Resale SB-2.

Form SB-2 (333-133550)

1.	We note that you will separate the units into shares of common stock and warrants which will occur upon the earlier of 90 days from the date of effectiveness of the registration statement or at ‘‘such time as the representative of the underwriters determines that separate trading should occur.’’ Please disclose the material factors the representatives of the underwriters will consider in determining when separate trading of the common stock and warrants will occur. Please also discuss how and when investors will be informed of the separate trading of common stock and warrants.

Representatives of the underwriters have informed the Company that the representative of the underwriters shall consider various factors in determining when and if separate trading of the common stock and warrants will occur prior to the date that is 90 days from the date of effectiveness when separate trading will occur automatically. Among the factors that shall be considered will be the trading activity and the liquidity in both the units and the issuer’s common stock. The representative will also take into consideration the overall general economic and market conditions based upon the representative’s understanding and experience in the market place. In addition, the Company will issue a press release and notify the principal exchanges on which the

Company’s securities are traded and file a current report on Form 8-K, in order to inform investors of the separate trading of common stock and warrants. We have revised the Registration Statement to disclose these considerations.

2.	Please confirm to us in writing that the NASDAQ Capital Market and the Boston Stock Exchange have approved listing of the units and warrants even though the units are not immediately separable.

We hereby confirm that the NASDAQ Capital Market and the Boston Stock Exchange have approved listing of the units and warrants even though the units are not immediately separable.

3.	We note that you have included a representative’s unit purchase option in the fee table. Please disclose whether you are registering the resale of these shares and, if so, amend your registration statement throughout as appropriate.

We hereby confirm that we are registering the resale of the shares underlying the representative’s unit purchase option and have amended the Registration Statement accordingly.

4.	It appears that due to the registration of warrants this offering is now a Rule 415 offering. Please check the appropriate box on the registration statement facing page and revise elsewhere in your document to reflect the Rule 415 offering.

Your comment is duly noted. We have checked the box on the cover page and have amended the Registration Statement accordingly.

Prospectus Cover Page

5.	Please include a brief statement to disclose how and when you may redeem the warrants. Your disclosure should reconcile with the disclosure regarding redemption of warrants on page 53.

Your comment is duly noted. The disclosure has been added to the cover page of the prospectus accordingly.

Use of Proceeds, page 17

6.	Please revise your disclosure in this section to reflect the potential proceeds upon exercise of warrants and the representative's unit purchase option.

The disclosure has been added to this section accordingly.

Liquidity and Capital Resources page 31

7.	Please also revise your disclosure in this section to address the potential proceeds from the exercise of warrants as well as the potential use of cash to redeem those warrants.

The disclosure has been revised accordingly.

Warrants, page 52

8.	Please include a discussion in this section to reflect the representative's unit purchase option.

The disclosure has been added to this section accordingly.

Financial Statements

9.	It appears that a reverse stock split will occur prior to the sale of securities to outside investors. If otherwise, please explain. If so, please disclose pro forma net loss per share, basic and diluted and pro forma weighted average shares used in computing pro forma net loss per share giving effect to the expected reverse stock split on the face of your year-end and interim statements of operations. Please also include footnote disclosure to explain the nature of the pro forma presentation. These pro forma disclosures should also be presented throughout the document whenever you present per share or weighted average shares outstanding information. As appropriate, discussion should also be provided in your management's discussion and analysis or plan of operation section of the filing, including pro forma effects of the reverse stock split.

We hereby confirm that a reverse stock split will occur prior to the sale of securities to outside investors. As requested by the Staff, we have included the pro forma loss per share and weighted average shares outstanding disclosures reflecting the effect of the reverse stock split in the summary financial section and on the face of the statement of operations for the three months ended March 31, 2006 and March 31, 2005 as well as the twelve months ended December 31, 2005 and December 31, 2004. We have also included in those financial statements an unaudited note describing the additional disclosure.

Legality Opinion

10.	Please file a revised legality opinion that opines upon the new securities being offered.

A revised legal opinion is being filed with Amendment No. 8 contemporaneous herewith.

Form SB-2 (333-133215)

11.	Please revise this filing to comply with the above comments as applicable.

We will update and revise the Form SB-2 (333-133215) filing as applicable.

* * * * *

Closing

We have carefully reviewed the Staff’s comments and have set forth our responses above. We have incorporated such responses, where applicable, in Amendment No. 8. For your convenience, we have included three (3) copies of both a marked (compared to Amendment No. 6 filed on August 7, 2006) and a clean copy of Amendment No. 8. Conforming changes, and marked copies of Amendment No. 5 to Form SB-2 (File No. 333-133215) filed on August 7, 2006 will also be provided the Staff.

Please note that the Company has filed a Registration Statement on Form 8-A, registering the Company's units, common stock and warrants under Section 12(b) of the Securities Exchange Act of 1934, as amended, in connection with Amendment No. 8 and the anticipated listing of such securities on The NASDAQ Capital Market and the Boston Stock Exchange.

We welcome a further discussion on any of our points addressed within this response letter. Should you have any questions, please contact Benjamin Reichel at (212) 451-2291 or the undersigned at (212) 451-2259.

Sincerely,
/s/ Harvey J. Kesner
Harvey J. Kesner